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                                                                      EXHIBIT 12

                              VORNADO REALTY TRUST

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND
                            PREFERRED SHARE DIVIDEND
                                  REQUIREMENTS

                                                                            DECEMBER 31,
                                                 ------------------------------------------------------------------
                                                    2000          1999          1998*         1997*         1996*
                                                 ----------    ----------    ----------    ----------    ----------

EARNINGS:
Net income applicable to common
   shareholders                                  $  195,301    $  169,081    $  131,164    $   45,474    $   61,364
Minority interest not reflected in fixed
   charges below                                     16,668        14,428         3,732            --            --
Equity in income from certain
   partially owned entities in excess
   of distributions                                 (19,757)      (16,391)         (983)       (1,325)       (1,108)
Fixed Charges                                       312,021       227,459       152,217        66,397        17,214
                                                 ----------    ----------    ----------    ----------    ----------
Earnings                                         $  504,233    $  394,577    $  286,130    $  110,546    $   77,470
                                                 ==========    ==========    ==========    ==========    ==========

FIXED CHARGES:
Interest and debt expense                        $  170,273    $  141,683    $  114,686    $   42,888    $   16,726
Capitalized interest                                 12,269         7,012         1,410            --            --
Preferred stock dividends                            38,690        33,438        21,690        15,549            --
Preferred unit distributions reflected in
   minority interest                                 85,706        40,570        12,452         7,293            --
1/3 of rent expense--interest factor                  5,083         4,756         1,979           667           488
                                                 ----------    ----------    ----------    ----------    ----------
Total Fixed Charges                              $  312,021    $  227,459    $  152,217    $   66,397    $   17,214
                                                 ==========    ==========    ==========    ==========    ==========

Ratio of Earnings to Fixed Charges                     1.62          1.73          1.88          1.66          4.50
                                                 ==========    ==========    ==========    ==========    ==========
Rent Expense                                     $   15,248    $   14,268    $    5,937    $    2,001    $    1,465
                                                 ==========    ==========    ==========    ==========    ==========


* Restated to reflect equity in income from certain partially owned entities in excess of distributions and preferred unit distributions.